FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 6, 2020
(Date of earliest event reported)

Steward Realty Trust, Inc.
(Exact name of registrant as specified in its charter)

Maryland
(State or other incorporation)

82-0990616
(I.R.S. Employer Identification Number)

9679 Myrtle Grove Lane, Easton, MD 21601
(Full mailing address of principal executive offices)

(503) 868-0400
(Issuer's telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)



Item 9. Other Events.

On March 31, 2020, the Steward Realty Trust Inc. ("SRT") entered into Loan Participation Agreement ("Participation Agreement") with its affiliate Steward Lending LLC ("Lender") pursuant to which SRT acquired a participation interest in the amount of $30,000 in Steward Lending LLC's loan to Naked Acres LLC ("Borrower"), with an original loan principal amount of $150,000, and of which $105,000 is currently outstanding, to Borrower (the "Naked Acres Loan").

The interest rate on the Naked Acres Loan is ten percent (10%) per annum. Interest is fully accrued for the first 365 days of the loan and then fully amortized monthly payments of principal and interest are due beginning on April 15, 2021 and continue through the maturity date of April 15, 2030. There is a servicing fee payable to Lender equal to one percent (1%) per annum on the outstanding principal balance of the Naked Acres Loan and is netted out of the remittances of principal and interest.

Lender is the originator, servicer, and administrative agent on behalf of the co-lenders. The Naked Acres Loan is secured by a second mortgage on the property owned by Borrower, a sustainable farm located at 25720 Beavercreek Road, Beavercreek, Oregon 97004. The senior mortgage on the property is held by the Farm Services Agency, in the amount of $600,000 for a period of 40 years at an interest rate of 3.125%.

All payments pursuant to the Participation Agreement facilitated by Lender, as servicer, are allocated ratably among the participants in the Loan Participation Agreement in accordance with their respective participation shares in the Participation Agreement, with the exception of co-participant Boondockers Farm LLC, who is entitled to receive on a priority basis all payments from Borrowers until Boondockers Farm LLC's portion of the note is completely retired, including accrued interest and any additional costs or fees as outlined in a Side Letter Agreement dated March 31, 2020 between Lender, Borrower, and Boondockers Farm LLC. Additionally, Boondockers Farm LLC is entitled to any new funds raised by SRT and invested in the Borrower until such time as Boondockers Farm LLC's participation interest is fully retired.

Borrower is owned and operated by Margo and Gus Liszka. The farm produces Animal Welfare Approved meat, vegetables, fruits, and ancillary products.



Safe Harbor Statement

      This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in our Offering Statement on Form 1-A dated February 12, 2019, filed with the Securities and Exchange Commission ("SEC"), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC"s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.


SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Steward Realty Trust, Inc


By: /s/ Daniel S. Miller

Name: Daniel S. Miller

Title: Chief Executive Officer

Date: April 6, 2020